SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 19, 2015	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Mark Marostica
Name:	Mark Marostica
Title:	Co-Chief Financial Officer

By:	/s/ Philip Chan
Name:	Philip Chan
Title:	Co-Chief Financial Officer

Date: May 19, 2015

3

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Second Quarter of Fiscal 2015

Revenue Up 22.4% Year-over-year to $22.3 Million, Meeting Guidance

Operating Income Up 68.1% Year-over-year to $0.9 Million

BEIJING — May 19, 2015 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced unaudited financial results for the second quarter of fiscal 2015 ended March 31, 2015.

Second Quarter Fiscal 2015 Financial and Operational Highlights

•	Total course enrollments reached 516,000 in the second quarter of fiscal 2015, an increase of 4.6% from the second quarter of fiscal 2014.

•	Cash receipts from online course registration increased by 16.2% to $28.6 million from the second quarter of fiscal 2014.

•	Net revenue increased by 22.4% to $22.3 million from $18.2 million in the prior year period, meeting the Company’s guidance range of $21.6 million to $22.8 million.

•	Gross profit increased by 30.7% to $11.2 million from $8.6 million in the prior year period.

•	Non-GAAP[1] gross profit increased by 31.3% to $11.2 million from $8.6 million in the prior year period.

•	Gross margin was 50.0%, compared with 46.9% in the prior year period. Non-GAAP[1] gross margin was 50.3%, compared with 46.9% in the prior year period.

[1]	For more information about the non-GAAP financial measures contained in this press release, please see “Use of Non-GAAP Financial Measures” below.

•	Operating income increased by 68.1% to $0.9 million from $0.5 million in the prior year period.

•	Non-GAAP[1] operating income increased by 112.6% to $1.4 million from $0.7 million in the prior year period.

•	Net income decreased by 5.8% to $1.2 million from $1.3 million in the prior year period.

•	Non-GAAP[1] net income increased by 21.8% to $1.8 million from $1.4 million in the prior year period.

•	Basic and diluted net income per American Depositary Share (“ADS”) was $0.034, representing a year-over-year decrease of 10.5%, from a basic and diluted net income per ADS of $0.038 for the second quarter of fiscal 2014. Each ADS represents four ordinary shares.

•	Basic and diluted non-GAAP[1] net income per ADS was $0.049, representing a year-over-year increase of 16.7%, from a basic and diluted net income per ADS of $0.042 for the second quarter of fiscal 2014.

•	Operating cash flow was $13.0 million, a decrease from $36.9 million in the second quarter of fiscal 2014. Operating cash flow in the second quarter of fiscal 2014 included $25.0 million of proceeds held temporarily for certain selling shareholders of our follow-on public offering.

Mr. Zhengdong Zhu, Chairman and CEO of CDEL, said, “We are pleased to deliver second quarter results in-line with our guidance, led by healthy revenue growth across our three verticals. Our focus remains on providing the highest quality courses, services and technology to meet the needs of our course participants as they advance in their careers. We continue to be at the forefront of online education, and I am very pleased with the recent launch of our College Cooperation Program in the accounting vertical. This new initiative leverages our content and services to benefit students, colleges and universities, and employers, and demonstrates the power and flexibility of our education platform. In addition to expanding our served market to college and university students, we believe the College Cooperation Program will add another driver to CDEL’s multi-pronged growth strategy.”

Mr. Mark Marostica, Co-Chief Financial Officer of CDEL, added, “Our 16.2% year-over-year growth in cash receipts from online course registration in the second quarter, while respectable given a tough comparable of 59.9% year-over-year growth in second quarter of fiscal 2014, was slower than we expected. The slower-than-anticipated growth in cash receipts was primarily because of soft overall enrollment growth in both the Accounting and Engineering & Construction verticals, due to a high enrollment base in the second quarter of fiscal 2014 for intermediate APQE and stricter enforcement of associate constructor employment requirements, respectively. Also impacting the growth in cash receipts this year is the Chinese government’s tabling of the Registered Tax Agent exam as previously disclosed, and a change in the timing of the CPA exam which will be held in October this year, one month later than last year.”

Second Quarter Fiscal 2015 Financial Results

Net Revenue. Total net revenue increased by 22.4% to $22.3 million in the second quarter of fiscal 2015 from $18.2 million in the second quarter of fiscal 2014. This increase was primarily due to higher revenue in online education services, books and reference materials and other sources. Net revenue from online education services, books and reference materials, and other sources contributed to 75.8%, 9.6% and 14.6% of total net revenue for the second quarter of fiscal 2015, respectively.

Online education services. Net revenue from online education services increased by 19.3% to $16.9 million in the second quarter of fiscal 2015 from $14.2 million in the prior year period, mainly due to healthy revenue growth from healthcare, engineering and construction, and accounting courses, as well as from the Open Learning Platform.

Books and reference materials. Net revenue from books and reference materials increased by 21.2% to $2.1 million in the second quarter of fiscal 2015 from $1.8 million in the second quarter of fiscal 2014.

Others. Net revenue from other sources increased by 42.9% to $3.3 million in the second quarter of fiscal 2015 from $2.3 million in the second quarter of fiscal 2014. The increase was mainly due to higher revenue from the “Tax School” program and business start-up training courses.

Cost of Sales. Cost of sales increased by 15.1% to $11.2 million in the second quarter of fiscal 2015 from $9.7 million in the second quarter of fiscal 2014. Non-GAAP1 cost of sales increased by 14.6% to $11.1 million in the second quarter of fiscal 2015 from $9.7 million in the second quarter of fiscal 2014. The increase in cost of sales was mainly due to increased server lease fees and bandwidth costs, salaries and related expenses, cost of books and reference materials, rental and related expenses, and other miscellaneous expenses.

Gross Profit. Gross profit increased by 30.7% to $11.2 million in the second quarter of fiscal 2015 from $8.6 million in the prior year period. Non-GAAP1 gross profit increased by 31.3% to $11.2 million in the second quarter of fiscal 2015 from $8.6 million in the prior year period. Gross margin was 50.0% in the second quarter of fiscal 2015, as compared to 46.9% in the second quarter of fiscal 2014. Non-GAAP1 gross margin was 50.3% in the second quarter of fiscal 2015, as compared to 46.9% in the second quarter of fiscal 2014.

Operating Expenses. Total operating expenses increased by 28.7% to $10.3 million in the second quarter of fiscal 2015 from $8.0 million in the prior year period. Non-GAAP1 total operating expenses increased by 24.9% to $9.9 million in the second quarter of fiscal 2015 from $7.9 million in the prior year period. The increase in operating expenses was primarily due to higher marketing and promotional expenses, share-based compensation expenses, and other administrative expenses. This increase was partially offset by the decrease in commission to online agents and professional fees.

Selling expenses. Selling expenses increased by 27.2% to $7.3 million in the second quarter of fiscal 2015 from $5.7 million in the prior year period. Non-GAAP1 selling expenses increased by 26.7% to $7.2 million in the second quarter of fiscal 2015 from $5.7 million in the prior year period. The increase in selling expenses was primarily driven by an expansion of our marketing and promotional activities as is typically the case during our heavy enrollment season in the second fiscal quarter. This increase was partially offset by the decrease in commission to online agents.

General and administrative expenses. General and administrative expenses increased by 32.5% to $3.1 million in the second quarter of fiscal 2015 from $2.3 million in the prior year period. Non-GAAP1 general and administrative expenses increased by 20.1% to $2.6 million in the second quarter of fiscal 2015 from $2.2 million in the prior year period. The increase in general and administrative expenses was primarily due to the increase in share-based compensation expenses and other administrative expenses. This increase was partially offset by the decrease in professional fees.

Income Tax Expense. Income tax expense decreased by 4.0% to $0.3 million in the second quarter of fiscal 2015 from $0.3 million in the prior year period.

Net Income. As a result of the foregoing, net income decreased by 5.8% to $1.2 million in the second quarter of fiscal 2015 from $1.3 million in the prior year period. Non-GAAP1 net income increased by 21.8% to $1.8 million in the second quarter of fiscal 2015 from $1.4 million in the prior year period.

Operating Cash Flow. Net operating cash inflow was $13.0 million in the second quarter of fiscal 2015, as compared to net operating cash inflow of $36.9 million in the prior year period. Net operating cash inflow in the second quarter of fiscal 2014 included $25 million of net proceeds received on behalf of certain selling shareholders in the follow-on public offering. The operating cash inflow was attributable to net income before non-cash items generated in the second quarter of fiscal 2015. The decrease in deferred cost and the increase in deferred revenue also contributed to the cash inflow. This operating cash inflow was partially offset by the increase in accounts receivable, and other non-current assets, and the decrease in refundable fees.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of March 31, 2015 decreased by 10.5% to $130.4 million, as compared to $145.7 million as of December 31, 2014, mainly due to the distribution of a $27.2 million dividend. This decrease was partially offset by robust cash flow generated from operating activities in the second quarter of fiscal 2015.

Outlook

For the third quarter of fiscal 2015, the Company expects to generate total net revenue in the range of $27.5 million to $28.7 million, representing year-over-year growth of approximately 10% to 15%.

For the 2015 fiscal year, the Company expects to generate total net revenue in the range of $116.6 million to $121.5 million, representing year-over-year growth of approximately 20% to 25%. The Company’s prior fiscal 2015 full year total net revenue guidance range was $123.4 million to $128.3 million.

The above guidance reflects the Company’s current view, which is subject to change.

Conference Call

The Company will host a conference call at 8:00 a.m. Eastern Time on May 20, 2015 to discuss its second quarter fiscal 2015 financial results and recent developments. The conference call may be accessed by calling 1-855-298-3404 (US), 1-631-5142-526 (International), 400-120-0539 (China), 800-905-927 (Hong Kong), or 44-(0)20-3078-7622 (UK). The passcode is 3917557.

A telephone replay will be available shortly after the call until May 26, 2015 at 1-866-846-0868 (US), 61-2-9641-7900 (International), 400-184-2240 (China), 800-966-697 (Hong Kong), or 0800-169-7301 (UK). The conference ID is 3917557.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The courses offered by the Company through its websites are designed to help professionals seeking to obtain and maintain professional licenses and to enhance their job skills through our professional development courses in China in the areas of accounting, healthcare, engineering & construction, and other industries. The Company also offers other professional education courses for the national judicial examination, online test preparation courses for self-taught learners pursuing higher education diplomas or degrees, test preparation courses for university students intending to take the nationwide graduate school entrance exam, and online language courses. We also offer third-party developed online courses through our Online Open Learning Platform, a proprietary education platform that allows people to share their educational content or deliver live courses online. For further information, please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “predict,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2015 and the full fiscal year 2015 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (in particular, the Company’s College Cooperation Program initiative and its intended benefits and the trend of professional education moving online) contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic and annual reports to the SEC, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our courses and other products and services; competition in the education and test preparation markets; and changes of Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed or furnished with the SEC. All information provided in this press release is as of the date of this press release. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth in this press release is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Use of Non-GAAP Financial Measures

To supplement the Company’s consolidated financial results presented in accordance with U.S. generally accepted accounting principles, or GAAP, the Company uses the following measures defined as non-GAAP financial measures: non-GAAP net income, operating income, gross profit, cost of sales, selling expenses, general and administrative expenses, net income margin, operating margin, gross profit margin and basic and diluted earnings per ADS and per share. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to comparable GAAP measures” set forth at the end of this release.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based compensation expenses. However, non-GAAP financial measures may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance and liquidity. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of excluding share-based compensation expenses from the above-mentioned line items and presenting these non-GAAP measures is that such charges may continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for this limitation by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table at the end of this release provides more detail on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts:

China Distance Education Holdings Limited	The Piacente Group | Investor Relations
Lingling Kong, IR manager	Brandi Piacente
Tel: +86-10-8231-9999 ext1805	Tel: +1 212-481-2050
Email: IR@cdeledu.com	Email: dl@tpg-ir.com

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2014	March 31, 2015
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	118,075	94,703
Term deposits	5,702	19,519
Restricted cash	16,637	16,223
Accounts receivable, net of allowance for doubtful accounts of US$535 and US$1,250 as of March 31, 2015 and September 30, 2014, respectively	1,637	2,783
Inventories	449	1,099
Prepayment and other current assets	3,749	5,078
Deferred tax assets, current portion	2,116	1,926
Deferred cost	1,248	254

Total current assets	149,613	141,585

Non-current assets:
Property, plant and equipment, net	10,721	10,763
Goodwill	7,689	7,614
Other intangible assets, net	1,384	1,187
Deposit for purchase of non-current assets	94	1,057
Other non-current assets	2,128	2,696

Total non-current assets	22,016	23,317

Total assets	171,629	164,902

Liabilities and equity:
Current liabilities:
Bank borrowing	16,583	16,617
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$20,268 and US$21,275 as of March 31, 2015 and September 30, 2014, respectively)	22,695	23,724
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$1,589 and US$3,504 as of March 31, 2015 and September 30, 2014, respectively)	4,209	1,969
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$40,579 and US$23,319 as of March 31, 2015 and September 30, 2014, respectively)	23,423	40,601
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,168 and US$5,199 as of March 31, 2015 and September 30, 2014, respectively)	5,199	3,168
Dividend payable	—	1,000

Total current liabilities	72,109	87,079

Non-current liabilities:
Deferred tax liabilities, non-current portion	1,110	1,348

Total non-current liabilities	1,110	1,348

Total liabilities	73,219	88,427

Equity:
Ordinary shares (par value of US$0.0001 per share at March 31, 2015 and September 30, 2014, respectively; Authorized –500,000,000 shares at March 31, 2015 and September 30, 2014, respectively; Issued and outstanding –143,420,745 and 142,752,873 shares at March 31, 2015 and September 30, 2014, respectively)	14	14
Additional paid-in capital	77,270	57,388
Accumulated other comprehensive income	6,220	5,376
Retained Earnings	14,906	13,697

Total equity	98,410	76,475

Total liabilities and equity	171,629	164,902

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2014	2015

Sales, net of business tax, value-added tax and related surcharges:
Online education services	14,196	16,930
Books and reference materials	1,765	2,140
Others	2,286	3,266

Total net revenues	18,247	22,336

Cost of sales
Cost of services	(8,561)	(9,837)
Cost of tangible goods sold	(1,134)	(1,321)

Total cost of sales	(9,695)	(11,158)

Gross profit	8,552	11,178

Operating expenses
Selling expenses	(5,708)	(7,259)
General and administrative expenses	(2,331)	(3,088)

Total operating expenses	(8,039)	(10,347)
Other operating income	5	40

Operating income	518	871

Interest income	683	780
Interest expense	(97)	(97)
Exchange (loss) gain	522	(17)

Income before income taxes	1,626	1,537
Less: Income tax expense	(325)	(312)

Net income attributable to China Distance Education Holdings Limited	1,301	1,225

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.009	0.009
Diluted	0.009	0.009

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic	0.038	0.034
Diluted	0.038	0.034

Weighted average shares used in calculating net income per share:
Basic	137,332,420	142,753,373
Diluted	138,246,073	143,785,371

China Distance Education Holdings Limited

Reconciliations of non-GAAP measures to comparable GAAP measures

(In thousands of US Dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2014	2015
	(Unaudited)	(Unaudited)

Cost of sales	9,695	11,158
Share-based compensation expense in cost of sales	—	48
Non-GAAP cost of sales	9,695	11,110

Selling expenses	5,708	7,259
Share-based compensation expense in selling expenses	—	25
Non-GAAP selling expenses	5,708	7,234

General and administrative expenses	2,331	3,088
Share-based compensation expense in general and administrative expenses	143	461
Non-GAAP general and administrative expenses	2,188	2,627

Gross profit	8,552	11,178
Share-based compensation expenses	—	48
Non-GAAP gross profit	8,552	11,226

Gross profit margin	46.9%	50.0%
Non-GAAP gross profit margin	46.9%	50.3%

Operating income	518	871
Share-based compensation expenses	143	534
Non-GAAP operating income	661	1,405

Operating margin	2.8%	3.9%
Non-GAAP operating margin	3.6%	6.3%

Net income	1,301	1,225
Share-based compensation expenses	143	534
Non-GAAP net income	1,444	1,759

Net income margin	7.1%	5.5%
Non-GAAP net income margin	7.9%	7.9%

Net income per share—basic	0.009	0.009
Net income per share—diluted	0.009	0.009
Non-GAAP net income per share—basic	0.011	0.012
Non-GAAP net income per share—diluted	0.010	0.012

Net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.038	0.034
Net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.038	0.034
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—basic (note 1)	0.042	0.049
Non-GAAP net income per ADS attributable to China Distance Education Holdings Limited shareholders—diluted (note 1)	0.042	0.049

Weighted average shares used in calculating basic net income per share	137,332,420	142,753,373
Weighted average shares used in calculating diluted net income per share	138,246,073	143,785,371
Weighted average shares used in calculating basic non-GAAP net income per share	137,332,420	142,753,373
Weighted average shares used in calculating diluted non-GAAP net income per share	138,246,073	143,785,371